EXTENSION OF POLICY PERIOD

In consideration of the additional premium of $1,483, it is agreed and understood that the Policy Period set forth in Item 2. of the Declarations is deleted and replaced by the following:

Policy Period: 07/15/2015 to 02/17/2017

12:01 a.m. local time at the address stated in the Declarations Page.

This extension of the Policy Period shall not increase the Insurer's Limit of Liability under this Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL52319XX (12-11)	Policy No:	596346001
Page 1	Endorsement No:	9
Continental Insurance Company	Effective Date:	07/15/2016
Insured Name: KraneShares Trust
© CNA All Rights Reserved.

KRANESHARES TRUST

OFFICER’S CERTIFICATE

The undersigned hereby certifies that: (1) he is the Trustee, Principal Executive Officer and Principal Financial Officer of the KraneShares Trust (the "Trust"); (2) the Trust has paid a premium of $1,483 for a single insured fidelity bond for the period commencing July 15, 2016 and ending February 17, 2017; and (3) the following is a true and correct copy of the resolutions approving the form of the fidelity bond adopted by vote of a majority of the members of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust (“Independent Trustees”), within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 Act, as amended (“1940 Act”), on the 27th day of June 2016, which remain in full force and effect:

RESOLVED, that the Board, including a majority of the Trustees who are not interested persons within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”), hereby authorizes the Trust to renew its Fidelity Bond, in the form of an investment company blanket bond, against larceny and embezzlement, covering each officer and employee of the Trust.

RESOLVED, that the Board, including a majority of the Independent Trustees, giving due consideration, as required by Rule 17g-1(d) under the 1940 Act, to all relevant factors, including but not limited to, the current aggregate assets of the Trust, the type and terms of custody of such assets and the nature of the securities in the portfolios of the Trust’s series, authorizes a Fidelity Bond upon the terms as discussed at this meeting.

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to increase the amount of the Fidelity Bond from time to time to ensure adequate coverage based upon all relevant factors, including the value of the Trust’s assets, to enable the Trust to remain in compliance with the 1940 Act, including Rule 17g-1(d) thereunder.

RESOLVED, that, for purposes of Rule 17g-1(h) under the 1940 Act, the Principal Executive Officer and Vice President of the Trust be, and each of them hereby is, authorized to make all necessary filings with the SEC and give all notices and information with respect to such Fidelity Bond as required under Rule 17g-1(g) under the 1940 Act.

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any payments, take any actions and execute any instruments that may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

In witness whereof, the undersigned has executed this Certificate this 14th day of September 2016.

/s/ Jonathan Krane

Jonathan Krane

Trustee, Principal Executive Officer and Principal Financial Officer